601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

October 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Leslie’s, Inc.
Draft Registration Statement on Form S-1
Submitted August 27, 2020
CIK 0001821806

On behalf of our client, Leslie’s, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated September 25, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on August 27, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Confidential Draft Registration Statement on Form S-1

Our Competitive Strengths

“Direct relationships with more than 11 million…”, page 8

1.

Staff’s comment: Please define “active consumers,” “existing consumers,” and “lapsed residential customers.” In doing so, please provide context for your disclosures throughout your prospectus that you have 11 million consumers and 5.5 million residential consumers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 76. Furthermore, we note that we define lapsed residential customers as those who have shopped with Leslie’s in the past, but have not transacted with us in the last 18 months.

Our Growth Strategies

Grow additional share in the professional market, page 11

2.

Staff’s comment: Expand this discussion to elaborate upon what your new store opening plan might be in the near term, specifically with respect to the PRO locations, given your statement that pool care professionals “spend more than 25x more than residential consumers.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 79.

Risk Factors

Risks Related to our Business

“We are subject to risks associated with leasing retail space..,”, page 17

3.

Staff’s comment: We note your disclosure that “[i]f an existing or new location is not profitable, and [you] decide to close it, as [you] have done in the past and may do in the future, [you] may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term.” Please disclose the extent to which you are currently liable for lease payments for closed locations, and, if applicable, when you expect any continued obligations to terminate.

Response: The Company acknowledges the Staff’s comment and notes that such liabilities and obligations are immaterial.

Risks Related to our Indebtedness

“Restrictive covenants in the agreements governing...”, page 31

4.	Staff’s comment: Please quantify the “significant portion of [y]our assets” that you have pledged as collateral to secure your Credit Facilities.

Response: The Company has pledged substantially all of its assets as collateral to secure its Credit Facilities, and the value of such assets fluctuates on an ongoing basis with the Company’s asset level. The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 accordingly.

Risks Related to this Offering and Ownership of Common Stock

“Your ability to influence corporate matters may be limited…”, page 37

5.

Staff’s comment: You disclose that your officers, directors, and principal stockholders will have significant control over all matters requiring stockholder approval, and that these officers, directors, and principal shareholders may have interests that are different from other shareholders. In an appropriate place in your filing, please briefly describe these conflicting interests, if currently known.

Response: The Company acknowledges the Staff’s comment and notes that no such conflicting interests are currently known.

Use of Proceeds, page 43

6.

Staff’s comment: We note your disclosure that you currently intend to use proceeds to “repay in full the entire outstanding amount under [y]our Senior Unsecured Notes, which was $390.0 million as of June 27, 2020;” and “to repay a portion of [y]our Term Loan, which had $815.3 million outstanding as of June 27, 2020.” In this section, please set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

7.

Staff’s comment: Your presentation of Adjusted Free Cash Flow appears to be a non-GAAP liquidity measure. Please present the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented or tell us why you believe such disclosure is not required. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56.

8.

Staff’s comment: When discussing sales, please ensure you discuss revenue fluctuations due to changes in the volume of product versus services. In this regard, gross profit and margin should also be analyzed between sales of tangible products versus services. We may have further comment.

Response: The Company acknowledges the Staff’s comment and notes that services represent an immaterial amount of its sales.

Nine Months Ended June 27, 2020 Compared to Nine Months Ended June 29, 2019, page 58

9.

Staff’s comment: We note your disclosure that the increase in sales for the nine months ended June 27, 2020 was driven by an increase in consumer demand across all product categories due to higher use of residential pools and spas. Considering your disclosure elsewhere that there has been a significant increase in demand in your industry due to accelerated secular trends in consumer behavior related to COVID-19, please explicitly disclose whether the increase in consumer demand for your products was related to COVID-19, and whether you expect the demand to remain the same or increase in future periods. Make conforming changes throughout your discussion of results of operations, where COVID-19 contributed to changes in line items, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58.

Selling, General and Administrative Expenses, page 58

10.

Staff’s comment: We note your disclosure that “[t]he increase in SG&A was primarily driven by increased costs related to higher sales volume, higher compensation expenses, COVID-19 related costs, expenses related to strategic consolidations of certain locations, e-commerce marketplace fees, and investments in general and administrative infrastructure to support continued growth.” Please amend your disclosure to quantify the amount of the increase in SG&A attributable to each of the listed factors. Make conforming changes throughout your results of operations discussion where you list multiple factors contributing to changes in line items.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59.

Contractual Obligations, page 63

11.

Staff’s comment: We note your disclosure that “[t]here have been no material changes from the information included in Item 8 of this Form S-1 below.” However, Item 8 of Form S-1 relates to your Plan of Distribution, and not to your known contractual obligations. Therefore, please amend your disclosure to provide the information required by Item 303(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 67.

Business

Our Company, page 67

12.

Staff’s comment: We note your disclosure that “[you] command a market-leading share of nearly 15% of residential aftermarket product spend, [y]our physical network is larger than the sum of [y]our twenty largest competitors, and [y]our digital market share is estimated to be greater than five times as large as that of [y]our largest digital competitor.” Please clarify how you measure the size of your physical network, and how you calculate the “sum” of your twenty largest competitors. Also, to provide context for investors, please quantify your digital market share.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76. We believe digital market share is not knowable, so we have proposed citing share of digital traffic, which we believe is a reasonable equivalent.

13.

Staff’s comment: You disclose that “[you] offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie’s, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas.” In an appropriate place in your filing, please disclose the percentage of your revenue attributable to sales of products and fees from services, respectively. As a related matter, please disclose how you typically charge fees for your on-site evaluations, installation, and repair services.

Response: The Company acknowledges the Staff’s comment and notes that services represent an immaterial amount of its sales and refers the Staff to the disclosure provided on page 51 under the heading “Sales.”

14.	Staff’s comment: Please tell us whether you commissioned the research conducted by P.K. Data. If so, please file the consent required by Rule 436 and Section 7 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and intends to file the consent required by Rule 436 and Section 7 of the Securities Act in a future filing. The Company also confirms that it commissioned the research conducted by P.K. Data.

15.

Staff’s comment: We note your graphic on page 69, which shows your historical sales beginning in 2001, and through “LTM,” which you define as the “last twelve months and refers to the four-quarter period ended June 27, 2020.” Considering that the LTM period includes the fourth quarter of your fiscal 2019, and all the other periods shown include results for full fiscal years, it does not appear that this period is comparable to the other periods in your graphic. Therefore, please tell us why you believe it is appropriate to compare LTM to prior fiscal years. Alternatively, please update this amount once the 2020 historical sales information is available. Make conforming changes to your filing, including to your prospectus summary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 71.

Leslie’s Evolution in the Digital World

Digital Network, page 70

16.

Staff’s comment: You disclose that “[o]ur complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies.” However, in your risk factor on page 20, you disclose that “[you] sell [y]our products through online marketplaces and online retailers and are subject to their terms of service and their various other policies.” Please clarify the extent to which you sell products on your own platform or marketplace versus through third party marketplaces.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 20 and 73.

Our Growth Strategies, page 76

17.

Staff’s comment: We note your disclosure that “[y]our consumer retention metrics have historically been strong.” Please quantify your historical retention metrics for the periods presented and describe how you measure and define “retention,” including the relevant time period(s) by which you measure retention.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 79.

Our Marketing Strategy, page 81

18.

Staff’s comment: We note your disclosure that “[you] have the highest aided and unaided awareness in the aftermarket pool and spa care industry, which as of August 2020, was 3.5x the unaided awareness of the next closest specialty competitor.” Please clarify how you measure “aided and unaided awareness,” and provide support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor.

Response: Aided and unaided awareness refer to responses from participants in the Leslie’s Pool Owner Survey of August 2020, which is a survey we commissioned of pool owners in the general population. “Unaided awareness” is defined as a respondent identifying a specific retailer in response to a question about which retailers come to mind when such respondent thinks of retailers (online or physical stores) that sell pool supplies, such as chemicals, parts or equipment. “Aided awareness” is defined as a respondent identifying a specific retailer in response to the same question, except the respondent is also prompted with a list of several specific retailers, including the Company. The Company received the highest percentage of aided and unaided awareness responses as compared to the total number of respondents of any specialty aftermarket pool and spa care retailer. The unaided awareness of the Company was 38% and the next closest specialty competitor was 11%, which we have approximated as 3.5x as large.

Government Regulation, page 86

19.	Staff’s comment: Please provide more detail regarding the effect of the government regulations described in this section on your business and operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89.

Certain Relationships and Related Party Transactions, page 111

20.	Staff’s comment: Please file your management services agreement as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that the management services agreement will automatically terminate upon completion of this offering, so it is not a material contract. The Company has revised the disclosure on page 115 accordingly.

Consolidated Statements of Operations, page F-3

21.

Staff’s comment: We note sales and cost of merchandise and services sold as stated on pages F-3 and F-18 includes sales of tangible products and services. Please note 5-03.1 of Regulation S-X requires separate presentation of revenues and costs associated with products versus services. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and notes that services represent an amount of its sales less than 10%. We respectfully reference Regulation S-X 5-03(b) which states “If income is derived from more than one of the subcaptions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.” Accordingly, the Company has not separately presented or disclosed sales from services.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Shipping and Handling Costs, page F-27

22.	Staff’s comment: Please disclose the amount of shipping and handling costs recorded as cost of merchandise and service sold for all periods presented. Refer to ASC 605-45-50-2.

Response: The Company acknowledges the Staff’s comment and respectfully references ASC 605-45-50-2, which requires disclosure “if shipping and handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items).” Total shipping and handling fees are less than 5% of cost of merchandise and services sold for each period presented, thus we do not believe the amounts to be significant. However, regardless of significance, because the amounts are included in cost of merchandise and services sold, the disclosure requirement of ASC 605-45-50-2 does not apply.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4660 or by email at cnagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler

Christian O. Nagler

VIA E-MAIL

cc:	Katherine Bagley
Securities and Exchange Commission

Michael R. Egeck
Steve Weddell
Brad A. Gazaway
Leslie’s, Inc.

Aslam A. Rawoof
Kirkland & Ellis LLP

Marc D. Jaffe
Stelios G. Saffos
Latham & Watkins LLP